SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2006

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 31, 2002 (File No. 333-81862) and our Registration Statements on Form S-8 as filed with the Commission on October 1, 2004 (File No. 333-119475) and on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the First Quarter of 2006

John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 61 324 2200 (main) john.gilardi@novartis.com

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com

Corinne Hoff
Novartis Global Media Relations
+ 41 61 324 9577 (direct)
+ 41 61 324 2200 (main)
corinne.hoff@novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis delivers strong start to 2006 in first quarter with excellent sales and earnings growth performance

•                  Group first quarter net sales up 13% in USD (+17% in local currencies) based on strong underlying sales expansion in all divisions and positive acquisition impact

•                  Pharmaceuticals gains market share, net sales advance 5% (+9% lc) thanks to double-digit growth in Cardiovascular and Oncology franchises

•                  Sandoz product launches and Hexal/Eon Labs acquisitions lead to dynamic sales performance

•                  Group operating income rises 31%, driven by Pharmaceuticals and Sandoz as well as one-time divestment gain in Consumer Health

•                  Pharmaceuticals operating income up 19%, margin improves to 32.2% of net sales, reflecting underproportional Marketing & Sales and R&D investments

•                  Net income climbs 32% to USD 2.0 billion and EPS rises 32% to USD 0.83 per share

•                  Highly-rated Novartis pipeline progresses as US submissions completed for Galvus (type 2 diabetes) and Rasilez (hypertension)

Key figures

First quarter

	Q1 2006			Q1 2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	Lc

Net sales	8 301			7 341			13	17
Pharmaceuticals	5 052			4 789			5	9
Sandoz	1 431			803			78	88
Consumer Health	1 818			1 749			4	7
Operating income	2 202		26.5	1 680		22.9	31
Net income	1 956		23.6	1 477		20.1	32
Basic earnings per share/ADS	USD	0.83		USD	0.63		32

All product names appearing in italics are trademarks of Novartis Group Companies

Basel, April 24, 2006 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, “I am pleased with the strong start of Novartis in 2006 with yet another quarter of market share gains, thanks to the fast growth of our new and well established products. In cardiovascular, Diovan ranks No. 1 in its class. In oncology, our breakthrough medicine Gleevec/Glivec was submitted in the US and Europe for approval for the treatment of four rare types of cancer, providing hope to additional patients suffering from cancer. Several very innovative drugs from our strong pipeline were submitted for approval during the first quarter, including in the US for Galvus for type 2 diabetes as well as Rasilez for hypertension. Our new vaccines and diagnostics division, following the completion of the Chiron acquisition, will provide new growth opportunities driven by innovation and urgent public health needs. I am confident that Novartis will continue to grow strongly and achieve another full year of record sales and earnings.”

Net sales

Group net sales up 13% (+17% lc) to USD 8.3 billion

Double-digit net sales growth of 13% (+17% lc) to USD 8.3 billion came mainly from dynamic growth in Pharmaceuticals, which continued to outpace the market, and Sandoz through the contribution of the Hexal and Eon Labs acquisitions as well as recent product launches. A strong expansion in OTC supported Consumer Health. Volume increases and acquisitions each contributed eight percentage points to net sales growth, while currencies had a negative impact of four percentage points. Net price increases contributed one percentage point.

Novartis improved its share of the global health care market (including Pharmaceuticals and Sandoz) to 5.4% for the first two months of 2006, up from 5.2% in the year-ago period (restated to include Hexal and Eon Labs), according to IMS Health. Pharmaceuticals increased its share of the global health care market to 3.9% from 3.8% in the same period.

Pharmaceuticals net sales advance 5% (+9% lc) to USD 5.1 billion

Net sales were up 5% in the first quarter, but rose at a faster 9% pace in local currencies and delivered growth ahead of the market. Both the Cardiovascular and Oncology franchises generated strong double-digit growth, while the Neuroscience franchise also had an excellent performance. Cardiovascular franchise strategic product sales were up 14% (+17% lc) thanks to the leading anti-hypertension medicines Diovan/Co-Diovan and Lotrel. Oncology sales climbed 10% (+15% lc) from ongoing growth for Gleevec/Glivec and Femara as well as the launch of the iron chelator Exjade following US approval in November 2005. Excluding the 2005 prior-years’ US sales rebate accounting adjustment of USD 62 million, net sales were up 8% in local currencies.

Recent new product launches performed well, including Prexige (pain therapy) in Brazil, the UK and Mexico; Focalin XR (attention deficit hyperactivity disorder) in the US; and Xolair (asthma) in its first European markets after EU approval in late 2005.

In the US, net sales rose 15% to USD 2.1 billion, driven by Diovan, Lotrel and Zelnorm as well as Zometa, Gleevec/Glivec, Femara and Exjade. Also supporting growth in the US was the Focalin/Ritalin product family. Partially offsetting this performance were lower sales of Elidel, affected by a change in prescribing information, and Visudyne, which has faced increased competition. Excluding the US rebate accounting adjustment in 2005, net sales were up 11% in local currencies.

Net sales in Europe declined 7% in US dollars but were up 1% in local currencies as strong performances from Diovan/Co-Diovan, Gleevec/Glivec, Femara, Comtan/Stalevo and Exelon offset lower sales of Lamisil, Clozaril and Foradil, which were affected by generic competition in some countries.

Net sales in Japan, the world’s second-largest pharmaceutical market, were down 10% in US dollars but were up 1% in local currencies, driven by Diovan and Glivec. Emerging growth markets delivered outstanding performances, with sales rising 28% (+31% lc) based on strong double-digit growth in Turkey, Russia, China and India.

Sandoz net sales rise 78% (+88% lc) to USD 1.4 billion

Net sales were driven by strong growth in the retail business, particularly in Eastern Europe, Canada, Germany and Switzerland as well as new product launches. Key launches since the 2005 first quarter included the antibiotics azithromycin (Zithromax®) and ceftriaxone (Rocephin®) in the US as well as terbinafine (Lamisil) and a fentanyl (Duragesic®) patch in Germany. The integration of Hexal and Eon Labs is proceeding rapidly and according to plan.

Consumer Health net sales up 4% (+7% lc) to USD 1.8 billion

Double digit growth in OTC helped Consumer Health to a 4% increase (+7% lc) in the first quarter. A good US cough-and-cold season as well as higher sales of Voltaren in Europe supported OTC. Animal Health delivered double-digit growth, with sales spread more evenly over the year compared to prior years. Gerber delivered mid-single-digit growth, while Medical Nutrition sales remained flat. CIBA Vision sales were lower, impacted by ongoing remediation of a lens-care product supply issue.

Operating income

First quarter

	Q1 2006		Q1 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 626	32.2	1 364	28.5	19
Sandoz	238	16.6	110	13.7	116
Consumer Health	458	25.2	286	16.4	60
Corporate income & expense, net	-120		-80		50
Total	2 202	26.5	1 680	22.9	31

Group operating income advances 31% to USD 2.2 billion

Operating income rose 31%, at a sharply faster pace than sales thanks to the strong business expansion as well as a one-time gain of USD 129 million from the divestment of Nutrition & Santé. Excluding one-time divestment gains in both years, Group operating income would have risen 29% for the first quarter.

Pharmaceuticals operating income up 19% to USD 1.6 billion

The operating margin improved to 32.2% of net sales, up 3.7 percentage points from the year-ago period. Marketing & Sales expenses fell 3% and declined 2.6 percentage points to 30.3% as a percentage of net sales, based mainly on reduced launch investments compared to the year-ago period and ongoing productivity initiatives. Marketing & Sales investments will rise during the year for pre-launch investments in Galvus, Rasilez and Exforge, all of which are planned to be submitted for US and EU approval in 2006. R&D expenses rose 2% in the quarter but fell to 18.3% as a percentage of net sales, contributing 0.6 percentage points to the improved margin following the completion in 2005 of several Phase III trials. Costs of Goods Sold (COGS), however, were up 9% and led to a decline of 0.6 percentage points in the margin due to increased royalty payments and write-offs related to the Foradil Certihaler device recall in Germany and Switzerland. Other Income & Expenses as a percentage of sales improved 0.4 percentage points mainly due to lower profit-sharing expenses for Visudyne. General & Administrative expenses improved by 0.3 percentage points of net sales from productivity improvements and phasing of expenses. Excluding the 2005 prior-years’ US sales rebate accounting adjustment of USD 62 million and product divestments in both periods, operating income was up 19%.

Sandoz operating income advances to USD 238 million

Operating income more than doubled to USD 238 million from USD 110 million in the year-ago period, reflecting the acquisition of Hexal and Eon Labs in mid-2005 and the strong volume expansion in Europe. The overall operating margin improved by 2.9 percentage points to 16.6% of net sales. Novartis is committed to achieving annual cost synergies of USD 200 million from the acquisitions, with 50% to be achieved by the end of 2006.

Consumer Health operating income rises 60% to USD 458 million

Operating income surged 60% to USD 458 million, mainly the result of a one-time gain of USD 129 million from the Nutrition & Santé divestment that was completed in February 2006. Excluding the impact of divestments in both periods, operating income was up 18%.

Group net income up 32% to USD 2.0 billion

Net income was USD 2.0 billion in the first quarter, an increase of 32% from USD 1.5 billion in the year-ago period. As a percentage of sales, net income rose to 23.6% of net sales from 20.1% in the 2005 first quarter, mainly due to the strong underlying business expansion and the one-time gain related to the Nutrition & Santé divestiture.

Group outlook

(Barring any unforeseen events and excluding the impact of the Chiron acquisition)

Novartis is off to a strong start in 2006, delivering dynamic growth from its medicine-based portfolio as it prepares for the launches of several new products and further expanding its strong pipeline. The addition of a fourth division – to be named Vaccines & Diagnostics – following the Chiron acquisition provides a new strategic growth platform. For the full year, high-single-digit net sales growth (excluding Chiron) is anticipated for the Group in local currencies, while Pharmaceuticals net sales are seen growing in the mid-to-high single digits. Record levels of operating and net income are expected in 2006.

Pharmaceutical business and key product highlights

Note: All growth figures refer to worldwide sales growth in local currencies, unless otherwise specified.

Diovan (USD 939 million, +16% lc) extended its global leadership position in the angiotensin-receptor blocker (ARB) class of anti-hypertensive agents. Diovan increased its share of the global ARB class to 30.0% in February 2006, ranking No. 1 in the US and performing well in Europe and Japan. Key growth drivers have been the strong formulary position of Diovan and Co-Diovan (a combination of Diovan and a diuretic) in the US, where it is the most widely covered ARB on Medicare formularies, as well as disease awareness and education programs. Sales in Europe have been supported in particular by Co-Diovan, with leading performances from Italy and Germany.

Gleevec/Glivec (USD 559 million, +18% lc), for patients with all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and for certain forms of gastro-intestinal stromal tumors (GIST), kept delivering double-digit sales growth. Ongoing penetration of the CML and GIST markets, an increase in the average daily dose and an increasing number of patients thanks to improved survival have supported sales. US and EU submissions for approval as a treatment for four rare types of cancer have been completed.

Zometa (USD 319 million, +10% lc), an intravenous bisphosphonate for patients with bone metastases, benefited from increasing use in patients with lung and prostate cancers, gaining market share in Europe despite new competition. In April, Zometa received approval in Japan for treatment of bone metastases. A patent extension until 2012 has been granted for Zometa in the US. Enrollment was completed eight months early in the first large-scale trial to evaluate if Zometa improves disease-free survival in women with high-risk early breast cancer.

Lotrel (USD 295 million, +28% only in US), the No. 1 fixed-dose combination treatment for hypertension in the US since 2002, delivered double-digit growth thanks to US disease awareness campaigns and physician guidelines recommending multiple therapies to bring elevated blood pressure under control.

Sandostatin (USD 216 million, +1% lc) sales, for patients with acromegaly as well as treatment of patients with certain tumors, were slightly higher as strong growth for the long-acting LAR version expanded at a double-digit rate and offsetting lower sales of the subcutaneous formulation in the US, where it faces generic competition.

Neoral/Sandimmun (USD 214 million, +0% lc), for use in organ transplantation, had largely unchanged worldwide sales as modest growth in the rest of the world offset a decline in the US based on the impact of ongoing generic competition.

Lamisil (USD 200 million, –17% lc), an oral treatment for fungal nail infections, reported lower worldwide sales following generic entries in several European markets in late 2005, but sales in the US were slightly higher.

Femara (USD 152 million, +33% lc) delivered robust growth based on expansion of use in both the treatment of women with hormone-related breast cancer immediately after surgery (adjuvant) in the US as well as after completing tamoxifen therapy (extended adjuvant) worldwide. Femara received its first approval under the European mutual recognition procedure in Germany during the first quarter for use in the adjuvant setting. Femara, which also received approval in Japan during the first quarter, is the first aromatase inhibitor to demonstrate greater benefit in women at increased risk of breast cancer recurrence. A new global 4,000 patient head-to-head trial comparing Femara to anastrozole was also launched during the quarter. The FACE (Femara vs. Anastrozole Clinical Evaluation) trial is the first comparative study of these two aromatase inhibitors in a post-surgery setting.

Zelnorm/Zelmac (USD 109 million, +36% lc), for irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation, maintained good double-digit growth rates, benefiting from increasing awareness of the diseases and the product’s benefits. Total prescriptions in the US reached an all-time high in January 2006, up 33% from the year-earlier period. An opinion by the Committee for Medicinal Products (CHMP) issued in March against European approval does not impact Zelnorm/Zelmac’s existing approval for IBS-C in more than 56 countries as well as in over 20 countries for chronic constipation.

Visudyne (USD 107 million, –10% lc), for “wet” AMD (age-related macular degeneration), reported lower sales in the first quarter following the entry of off-label competition in the US in 2005, but continued to grow well outside of the US.

Elidel (USD 48 million, –54% lc), a treatment for the skin condition eczema, reported lower sales based on the continuing impact of an FDA health advisory statement issued in March 2005. The US prescribing information for Elidel was updated in January 2006 to include a boxed warning and medication guide that make clear no causal link has been established between the use of Elidel and rare post-marketing reports of malignancy. In Europe, the CHMP issued a report in March that reaffirmed the role of Elidel in treating mild-to-moderate eczema, but recommended that products in this class should be used with greater caution. Novartis remains confident in the safety and efficacy of Elidel, one of the world’s most studied dermatological products.

Exjade has performed well since receiving accelerated US regulatory approval in November 2005, the first worldwide, as the first and only once-daily oral iron chelator. Primary use has been for the treatment of patients with the rare blood disorders thalassemia, sickle cell anemia and myelodysplastic syndrome (MDS). Exjade has already been approved in 15 countries, including Switzerland, and has been submitted for regulatory approval in Europe and other markets worldwide.

Xolair was launched in Germany and the UK in October 2005 following EU approval, with launches planned for other European markets – particularly France, Spain and Italy – during the year. Xolair is now approved in 42 countries and is considered by many experts to be one of the most significant advances in the last 15 years for helping patients with asthma. Genentech, which distributes Xolair exclusively in the US and shares a portion of its operating income with Novartis and Tanox, reported first quarter sales of USD 95 million for the product. The operating income contribution to Novartis was USD 32 million and is accounted for as Other Revenues in the consolidated income statement.

Pharmaceuticals pipeline and regulatory update

Novartis completed a series of significant regulatory submissions during the first quarter and made progress in expanding its pipeline through internal development as well as new partnerships. Submissions completed in the first quarter were applications for Galvus (type 2 diabetes) and Rasilez (hypertension) in the US as well as in Europe for Exforge (hypertension), Sebivo (hepatitis B) and Lucentis (age-related macular degeneration). Submissions for Galvus and Rasilez in Europe remain on track for completion in 2006.

Among the recent developments:

•                  Galvus(1) (vildagliptin), an innovative oral therapy for type 2 diabetes, was accepted for US regulatory review in March 2006. Submission for European approval is on track for 2006. This innovative compound has a novel mechanism of action that targets pancreatic islet dysfuntion. In clinical studies, Galvus has demonstrated a significant reduction in blood sugar over one year. Galvus is suitable for once-daily dosing and has been evaluated both as monotherapy and in co-administration with other anti-diabetes agents. Galvus has not been associated with overall weight gain, a key benefit for people with type 2 diabetes who struggle to keep their weight under control. Additional data on Galvus is planned to be presented at the American Diabetes Association meeting in June.

•                  Rasilez(1) (aliskiren), the first in a new class of oral anti-hypertension agents called renin inhibitors, was accepted for US regulatory review in April 2006. Submission for EU approval remains planned for 2006. Data presented at the American College of Cardiology meeting in March confirmed the efficacy and safety of Rasilez in lowering blood pressure and sustaining this effect over a 24-hour dosing interval. Rasilez is being developed as a monotherapy and in co-administration with other anti-hypertensive agents. Further data on Rasilez is expected to be presented at the American Society of Hypertension (ASH) meeting in May.

•                  Exforge(1), a one-tablet combination of the calcium channel blocker amlodipine and the angiotensin receptor blocker valsartan, was submitted for EU approval in March, while the US submission is planned for 2006. Exforge has been shown in clinical trials to provide powerful blood pressure control with excellent safety and tolerability. Novartis is seeking approval for Exforge for use in patients whose blood pressure is not adequately controlled on existing therapy and as replacement for patients taking amlodipine and valsartan as separate tablets.

•                  AMN107 (nilotinib) remains on track for US and EU submission in early 2007. The Phase II registration study for Gleevec-resistant patients achieved full enrollment in chronic phase Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) patients, with enrollment in accelerated phase and blast crisis ongoing.

•                  The in-licensing of compounds from Infinity Pharmaceuticals, Inc., and SGX Pharmaceuticals continued to strengthen the early-stage oncology pipeline. The alliance with Infinity added a new class of compounds targeting Bcl-2 protein family members for a broad range of cancer indications. An agreement with SGX further strengthened the position of Novartis in chronic myeloid leukemia (CML) with new active compounds against wild-type and drug-resistant BCR-ABL mutants, including the most challenging T315I mutant.

•                  FTY720 (fingolimod), an oral once-daily treatment for relapsing forms of multiple sclerosis (MS), is currently in Phase III development. Discussions are continuing with the FDA on starting a Phase III study in the US. Data from an extension of a Phase II trial to 18 months presented in April confirmed the substantial efficacy of FTY720 in significantly reducing the relapse rate and inflammatory disease activity of patients with this disease.

(1) Brand name awaiting approval by regulatory authorities

•                  Novartis has signed a licensing agreement with Servier for agomelatine, a Phase III compound for treatment of major depressive disorder. This once daily oral treatment has a novel mechanism of action and is a potential innovation for depression.

•                  QAB149 (indacaterol), a novel inhaled long-acting beta-2 agonist that provides sustained 24-hour bronchodilation with rapid onset of action, is expected to begin Phase III trials in 2006 in both asthma and chronic obstructive pulmonary disease (COPD). However, the start has been delayed from the first quarter following technical issues with the planned inhalation device. Novartis is committed to the development of QAB149 as a once-daily maintenance therapy for bronchodilation in patients with asthma and COPD.

•                  Aclasta(1) (zoledronic acid 5 mg), currently approved in over 40 countries for use in the treatment of Paget’s disease of the bone, received a second US “approvable letter” for this indication. The FDA requested additional data from the ongoing clinical trial program in osteoporosis. US approval for Paget’s disease is expected by the end of 2006, with EU and US submissions for use as a once-yearly therapy in osteoporosis still expected in 2007.

•                  Prexige(1) (lumiracoxib) for treatment of osteoarthritis and acute pain, demonstrated a strong performance in Brazil, its first launch market, becoming the top prescribed selective COX-2 inhibitor among rheumatologists. Prexige has also performed well following launch in the UK in December 2005. EU regulatory re-submission is planned for 2006 and US submission planned for 2007.

•                  Sebivo(1) (telbivudine) was submitted for approval in the EU and China during the first quarter following a US submission in December 2005. New data from a Phase III trial in Chinese patients with chronic hepatitis B presented in March showed that Sebivo provided both superior antiviral and clinical efficacy in Chinese patients with this disease after one year of use versus the commonly used treatment lamivudine.

•                  Novartis acquired in the first quarter the rights to valopicitabine (NM283) from Idenix for treatment of hepatitis C, a condition estimated to affect more than 170 million people worldwide and a major cause of liver disease.

•                  Lucentis(1) (ranibizumab), seeking to become the new gold standard for the treatment of “wet” AMD (age-related macular degeneration), was submitted for EU, Swiss and Australian approval during the first quarter. These submissions follow positive one-year clinical data on the efficacy and safety of Lucentis from two pivotal Phase III trials (MARINA and ANCHOR) that demonstrated the ability of Lucentis to maintain or improve for the first time vision in nearly all patients treated. Genentech retains the rights to develop and market this product in the US and Canada.

•                  Based on results from two Phase III trials, Novartis has stopped the development of Sandostatin in diabetic retinopathy.

(1) Brand name awaiting approval by regulatory authorities

Corporate

Financial income, net

Net financial income amounted to USD 50 million, up 11% from USD 45 million in the year-ago quarter despite acquisitions that have reduced average net liquidity to USD 3.2 billion from USD 7.1 billion in the 2005 period. The overall return on net liquidity was 6.3% versus 2.4% in the year-ago quarter, principally due to currency gains and the positive effect of repaying certain relatively high-interest bonds in late 2005.

Result from associated companies

Associated companies generated a net contribution of USD 104 million in the first quarter compared to USD 33 million in the year-ago quarter. The 44% investment in Chiron contributed income of USD 33 million against a loss of USD 3 million in the year-ago period. The investment in Roche provided income of USD 66 million compared to USD 35 million in the year-ago period. This amount consists of an anticipated USD 80 million share from Roche’s net income for the 2006 first quarter and a positive adjustment of USD 13 million for Roche’s actual 2005 results, which was reduced by USD 27 million in charges related to amortization of intangible assets.

Balance sheet

The Group’s equity increased by USD 0.6 billion to USD 33.8 billion at March 31, 2006, compared with USD 33.2 billion at the end of 2005. This increase came from first-quarter net income of USD 2.0 billion and additional actuarial gains from defined benefit plans of USD 0.3 billion as well as translation gains of USD 0.2 billion and other net equity increases of USD 0.1 billion. These were partially offset by a dividend payment of USD 2.0 billion.

Net liquidity rose to USD 3.0 billion, an increase of USD 0.5 billion compared to the end of 2005, due principally to a significantly increased free cash flow of USD 0.4 billion. As a result, the debt/equity ratio at March 31, 2006, fell to 0.24:1 from 0.25:1 at December 31, 2005.

Novartis did not repurchase shares in the 2006 first quarter through its share repurchase program via a second trading line on the SWX Swiss Exchange.

Novartis is one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

Cash flow from operating activities increased by USD 0.9 billion in the 2006 first quarter to USD 2.1 billion, reflecting the business expansion and strict management of working capital by the divisions. Cash flow used for investing activities includes the proceeds of USD 0.2 billion from the Nutrition & Santé divestment. Free cash flow after dividends for the first three months of 2006 was USD 0.4 billion, an increase of USD 0.6 billion over the year-earlier period principally due to the increase in cash flow from operating activities.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “confident”, “expected”, “will”, “committed”, “outlook”, “on track”, “planned”, “potential”, “seeking to become”, “could be”, or similar expressions, or by express or implied discussions regarding potential future sales of new or existing products, potential new products, or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any products, or the Group as a whole, will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further Important Dates

July 17, 2006	Second quarter 2006 results
October 19, 2006	Third quarter 2006 results

Contacts

Media:	Investors:
+41 61 324 2200	+41 61 324 7944
+1 212 830 2457	+1 212 830 2433

Consolidated income statements (unaudited)

First quarter

	Q1 2006	Q1 2005	Change
	USD m	USD m	USD m	%

Total net sales	8 301	7 341	960	13
Other revenues	93	73	20	27
Cost of Goods Sold	-2 312	-1 926	-386	20
Gross profit	6 082	5 488	594	11
Marketing & Sales	-2 372	-2 319	-53	2
Research & Development	-1 134	-1 087	-47	4
General & Administration	-419	-401	-18	4
Other income & expense	45	-1	46
Operating income	2 202	1 680	522	31
Result from associated companies	104	33	71	215
Financial income	108	116	-8	-7
Interest expense	-58	-71	13	-18
Income before taxes	2 356	1 758	598	34
Taxes	-400	-281	-119	42
Net income	1 956	1 477	479	32
Attributable to:
Equity holders of the parent	1 947	1 481	466	31
Minority interests	9	-4	13
Average number of shares outstanding – Basic (million)	2 339.7	2 332.1
Basic earnings per share (USD) (1)	0.83	0.63	0.20	32
Average number of shares outstanding – Diluted (million)	2 354.9	2 341.4
Diluted earnings per share (USD)(1)	0.83	0.63	0.20	32

(1)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

First quarter

	Q1 2006	Q1 2005	Change
	USD m	USD m	USD m

Net income	1 956	1 477	479
Fair value adjustments on financial instruments	22	-61	83
Actuarial gains/ losses from defined benefit plans	275	-65	340
Additionally recognized amounts by associated companies	-67	74	-141
Translation movements	173	-736	909
Recognized income and expense	2 359	689	1 670

Condensed consolidated balance sheets

	March 31, 2006 (unaudited)	Dec 31, 2005	Change	March 31, 2005 (unaudited)
	USD m	USD m	USD m	USD m

Assets

Total non-current assets	36 933	36 289	644	27 383
Current assets
Inventories	3 926	3 725	201	3 470
Trade accounts receivable	5 292	5 343	-51	4 858
Other current assets	1 580	1 442	138	1 653
Cash, short-term deposits and marketable securities	11 117	10 933	184	12 282
Total current assets	21 915	21 443	472	22 263
Total assets	58 848	57 732	1 116	49 646

Equity and liabilities

Total equity	33 754	33 164	590	29 472
Non-current liabilities
Financial debts	1 344	1 319	25	2 592
Other non-current liabilities	8 160	7 921	239	6 364
Total non-current liabilities	9 504	9 240	264	8 956
Current liabilities
Trade accounts payable	1 936	1 961	-25	1 843
Financial debts and derivatives	6 750	7 135	-385	3 455
Other current liabilities	6 904	6 232	672	5 920
Total current liabilities	15 590	15 328	262	11 218
Total liabilities	25 094	24 568	526	20 174
Total equity and liabilities	58 848	57 732	1 116	49 646

Condensed consolidated changes in equity (unaudited)

First quarter

	Q1 2006	Q1 2005	Change
	USD m	USD m	USD m

Consolidated equity at January 1	33 164	31 315	1 849
Recognized income and expense	2 359	689	1 670
Sale/purchase of treasury shares, net	172	-527	699
Share-based compensation	114	111	3
Dividends	-2 049	-2 107	58
Changes in minorities	-6	-9	3
Consolidated equity at March 31	33 754	29 472	4 282

Condensed consolidated cash flow statements (unaudited)

First quarter

	Q1 2006	Q1 2005	Change
	USD m	USD m	USD m

Net income	1 956	1 477	479
Reversal of non-cash items
Taxes	400	281	119
Depreciation, amortization and impairments	437	285	152
Net financial income	-46	-45	-1
Other	-187	-98	-89
Net income adjusted for non-cash items	2 560	1 900	660
Interest and other financial receipts	220	218	2
Interest and other financial payments	-44	-41	-3
Taxes paid	-272	-329	57
Cash flow before working capital and provision changes	2 464	1 748	716
Restructuring payments and other cash payments out of provisions	-58	-100	42
Change in net current assets and other operating cash flow items	-262	-371	109
Cash flow from operating activities(1)	2 144	1 277	867
Investments in property, plant & equipment	-304	-222	-82
Acquisitions/divestments of subsidiaries	232	10	222
Decrease/increase in marketable securities, intangible and financial assets	-169	2 615	-2 784
Cash flow used for investing activities	-241	2 403	-2 644
Cash flow used for financing activities(1)	-1 747	-2 436	689
Translation effect on cash and cash equivalents	-3	-38	35
Change in cash and cash equivalents	153	1 206	-1 053
Cash and cash equivalents at January 1	6 321	6 083	238
Cash and cash equivalents at March 31	6 474	7 289	-815

(1)              A total of USD 644 million (2005: USD 680 million) of the dividend relating to withholding tax will only be paid in the second quarter. In order to conform to the 2006 presentation, the 2005 operating cash flow has been reduced and the financing cash flow increased by the outstanding amount of USD 680 million.

Net sales by Division (unaudited)

First quarter

	Q1 2006	Q1 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 052	4 789	5	9
Sandoz	1 431	803	78	88
Consumer Health	1 818	1 749	4	7
Total	8 301	7 341	13	17

Operating income by Division (unaudited)

First quarter

	Q1 2006		Q1 2005		Change

	USD m	% of net sales	USD m	% of net sales	in %

Pharmaceuticals	1 626	32.2	1 364	28.5	19
Sandoz	238	16.6	110	13.7	116
Consumer Health	458	25.2	286	16.4	60
Corporate income & expense, net	-120		-80		50
Total	2 202	26.5	1 680	22.9	31

Consolidated income statements – Divisional segmentation (unaudited)

First quarter

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total

	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	5 052	4 789	1 431	803	1 818	1 749			8 301	7 341
Sales to other Divisions	38	31	38	53	5	7	-81	-91
Sales of Divisions	5 090	4 820	1 469	856	1 823	1 756	-81	-91	8 301	7 341
Other revenues	77	59	4	3	12	11			93	73
Cost of Goods Sold	-896	-820	-782	-507	-733	-688	99	89	-2 312	-1 926
Of which amortization and impairments of product and patent rights and trademarks	-40	-43	-60	-18	-24	-13			-124	-74
Gross profit	4 271	4 059	691	352	1 102	1 079	18	-2	6 082	5 488
Marketing & Sales	-1 533	-1 577	-237	-134	-602	-608			-2 372	-2 319
Research & Development	-926	-905	-105	-76	-66	-69	-37	-37	-1 134	-1 087
General & Administration	-145	-154	-68	-55	-112	-103	-94	-89	-419	-401
Other income & expense	-41	-59	-43	23	136	-13	-7	48	45	-1
Of which amortization and impairments of capitalized intangibles included in function costs	-7	-1	-8	-1	-8	-13	-2	-8	-25	-23
Operating income	1 626	1 364	238	110	458	286	-120	-80	2 202	1 680
Result from associated companies									104	33
Financial income									108	116
Interest expense									-58	-71
Income before taxes									2 356	1 758
Taxes									-400	-281
Net income									1 956	1 477

Additions to:
- Property, plant and equipment	148	104	87	54	46	61	28	3	309	222
- Goodwill and other intangibles	74	34	3	2	19	20			96	56

Notes to the interim financial report for the three months ended March 31, 2006 (unaudited)

1. Basis of preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2005 Annual Report, which was published on January 19, 2006.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2006 and 2005:

2006

Consumer Health

On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for approximately USD 211 million to ABN AMRO Capital France, resulting in a divestment gain before taxes of USD 129 million.

Corporate

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share for a total payment of approximately USD 5.4 billion. Chiron’s biopharmaceuticals division will be integrated into the Pharmaceuticals division, with the rest forming a new Vaccines & Diagnostics division. As a result, the existing interest in Chiron will no longer be accounted for using the equity method and will be fully consolidated with effect from the closing date.

2005

Sandoz

On June 6, Novartis completed the 100% acquisition of Hexal AG for USD 5.3 billion in cash, with the results and cash flows included from that date. Provisional goodwill at March 31, 2006, amounted to USD 3.5 billion.

On July 20, Novartis completed the acquisition of 100% of Eon Labs, Inc. for a total cost of USD 2.6 billion. Provisional goodwill at March 31, 2006, amounted to USD 1.7 billion.

Consumer Health

On July 14, the Novartis OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter (OTC) brands from Bristol-Myers Squibb Company sold principally in the US for USD 660 million in cash. The closing date for the North American product portfolio was August 31, 2005. Provisional goodwill at March 31, 2006, amounted to USD 223 million.

3. Principal currency translation rates

First quarter

	Average rates Q1 2006	Average rates Q1 2005	Period-end rates March 31, 2006	Period-end rates March 31, 2005

	USD	USD	USD	USD

1 CHF	0.771	0.847	0.769	0.835
1 EUR	1.202	1.312	1.214	1.293
1 GBP	1.752	1.891	1.742	1.877
100 JPY	0.856	0.957	0.851	0.933

4. Condensed consolidated change in liquidity

First quarter

	Q1 2006	Q1 2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	153	1 206	-1 053
Change in marketable securities, financial debt and financial derivatives	391	-2 008	2 399
Change in net liquidity	544	-802	1 346
Net liquidity at January 1	2 479	7 037	-4 558
Net liquidity at March 31	3 023	6 235	-3 212

5. Legal proceedings update

A number of our affiliates are the subject of legal proceedings arising out of the normal conduct of their business. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. In our opinion, however, the outcome of these actions will not materially affect our financial condition but could be material to our results of operations in a given period. Significant recent developments are as follows:

•                  Chiron/Proposed Acquisition: On April 3, Chiron announced it had reached an agreement in principle to settle all claims in the previously reported stockholder actions challenging the proposed transaction with Novartis. The proposed settlement is subject to court approval following notice to the class and a hearing.

•                  Contact Lenses: In late 2005, CIBA Vision was served with a complaint by Rembrandt Vision Technologies alleging infringement of US Patent No. 5,712,327. While no products are specifically named in the lawsuit, it is expected that the plaintiffs will allege infringement by CIBA Vision’s FOCUS Night & Day and/or O2OPTIX contact lenses. In addition, in April 2006, CooperVision filed a suit against CIBA Vision in the US seeking a declaration that the upcoming launch of their Biofinity® product does not infringe patents protecting CIBA Vision’s products (the “Nicolson” patents) and/or that the patents are invalid. CooperVision also filed suit in a separate court alleging CIBA Vision’s O2OPTIX lenses infringe two sets of patents, one relating to features that control edge characteristics of certain types of contact lenses and the other relating to designs for certain types of contact lenses, including one that helps treat astigmatism.

•                  Gender Discrimination: Certain US Novartis affiliates are defendants in a purported class action brought in the Federal Court in New York by certain female pharmaceutical sales representatives who allege that they were discriminated against because of their gender. This case is in discovery. The Novartis affiliates intend to vigorously defend themselves in this matter.

•                  Lotrel/Cibacen/Lotensin/Cibadrex: In addition to Teva, Watson Pharmaceuticals has also sought marketing approval for the same benazepril combination product as Lotrel, and is thus seeking to bring a fully substitutable product to the US market. Novartis has filed suit against Watson in the US for patent infringement.

•                  PPA: As of March 31, 2006, a total of approximately 21 lawsuits remained pending against Novartis affiliates in the US (down from 52 at December 31, 2005) brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those affiliates. Trial dates have been scheduled over the next 12 months for 11 cases. There can be no guarantee that our initial successes in defending these claims will be repeated or sustained.

•                  Wage and Hour Litigation: Counsel for certain pharmaceutical sales repre-sentatives have filed suit in the State Courts in California and New Jersey and in the Federal Court in New York against Novartis affiliates alleging the affiliates violated wage and hour laws by failing to pay overtime pay to the sales representatives. Certain claims are brought on behalf of a purported class of plaintiffs. The Novartis affiliates intend to vigorously defend themselves.

•                  Zometa/Aredia Litigation: As of March 31, 2006, a total of 64 cases have been brought against a Novartis affiliate by approximately 102 named plaintiffs (up from 30 cases and 67 plaintiffs as of December 31, 2005) who claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia. Three of these cases purport to be class actions.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) (unaudited)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments, please consult note 34 in the Novartis 2005 Annual Report.

	Q1 2006	Q1 2005
	USD m	USD m

Net income under IFRS	1 956	1 477
US GAAP adjustments:
Available-for-sale securities	-24	119
Inventory impairment reversal	6	11
Intangible assets	-239	-329
Property, plant and equipment	15	11
Pensions and other post-employment benefits	-45	-46
Deferred taxes	35	13
Share-based compensation	-1	-35
Currency translation	-3
Minority interests	-9	4
Net income under US GAAP	1 691	1 225

Basic earnings per share under US GAAP (USD)	0.72	0.53
Diluted earnings per share under US GAAP (USD)	0.72	0.52

	March 31, 2006	March 31, 2005
	USD m	USD m

Equity under IFRS	33 754	29 472
US GAAP adjustments:
Available-for-sale securities	-22	-67
Inventory impairment reversal	-17	-32
Associated companies	24	-95
Intangible assets	3 933	5 646
Property, plant and equipment	-399	-527
Pensions and other post-employment benefits	2 754	3 276
Deferred taxes	-1 297	-1 884
Share-based compensation	-49
Minority interests	-177	-124
Other		18
Total US GAAP adjustments	4 750	6 211
Equity under US GAAP	38 504	35 683

Supplementary information (unaudited)

Free cash flow

First quarter

	Q1 2006	Q1 2005	Change
	USD m	USD m	USD m

Cash flow from operating activities	2 144	1 277	867
Purchase of property, plant & equipment	-304	-222	-82
Purchase of intangible and financial assets	-389	-265	-124
Sale of property, plant & equipment; intangible and financial assets	327	368	-41
Dividends	-1 405	-1 427	22
Free cash flow	373	-269	642

Share information

	March 31, 2006	March 31, 2005

Number of shares outstanding (million)	2 344.9	2 329.5
Registered share price (CHF)	72.50	55.80
ADS price (USD)	55.44	46.78
Market capitalization (USD billion)	130.7	108.5
Market capitalization (CHF billion)	170.0	130.0

Impact of intangible asset charges and significant exceptional items (unaudited)

First quarter

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total

	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 626	1 364	238	110	458	286	-120	-80	2 202	1 680
Recurring amortization	43	44	68	19	31	26	2	3	144	92
Impairments	4				1			5	5	5
Intangible asset charges	47	44	68	19	32	26	2	8	149	97
Impairment charges on property, plant & equipment	-1	6	7						6	6
Restructuring expenses			16						16
Exceptional restructuring and other expenses	-1	6	23						22	6
Exceptional gains from divesting subsidiaries and major products	-87	-135			-129	-8			-216	-143
Operating income excluding the above items	1 585	1 279	329	129	361	304	-118	-72	2 157	1 640

Supplementary tables: First Quarter 2006 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total	% change

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	412	15	527	16	939	11	16
Gleevec/Glivec	Chronic myeloid leukemia	132	13	427	19	559	13	18
Zometa	Cancer complications	185	11	134	10	319	8	10
Lotrel	Hypertension	295	28			295	28	28
Sandostatin Group	Acromegaly	88	-5	128	6	216	-2	1
Neoral/Sandimmun	Transplantation	33	-13	181	3	214	-5	0
Lamisil (group)	Fungal infections	119	3	81	-34	200	-20	-17
Lescol	Cholesterol reduction	62	29	116	1	178	3	9
Trileptal	Epilepsy	126	10	40	11	166	9	10
Voltaren Group	Inflammation/pain	3	50	157	2	160	-1	3
Top ten products total		1 455	13	1 791	8	3 246	6	10
Femara	Breast cancer	72	33	80	32	152	29	33
Exelon	Alzheimer’s disease	42	-13	74	12	116	-1	2
Zelnorm/Zelmac	Irritable bowel syndrome	93	37	16	32	109	36	36
Visudyne	Macular degeneration	31	-39	76	11	107	-14	-10
Tegretol (incl. CR/XR)	Epilepsy	28	12	66	-5	94	-3	-1
Miacalcic	Osteoporosis	52	-10	36	9	88	-4	-3
Foradil	Asthma	4	-20	83	-1	87	-5	-1
Ritalin Group	Attention deficit disorder	62	77	16	12	78	59	58
Comtan/Stalevo Group	Parkinson’s disease	36	20	41	33	77	24	27
Famvir	Viral infections	36	16	25	3	61	9	10
Top 20 products total		1 911	13	2 304	9	4 215	7	11
Rest of portfolio		183	-6	654	-4	837	-9	-5
Total Division net sales(1)		2 094	15	2 958	6	5 052	5	9

(1) Excluding the 2005 prior-years’ US sales rebate accounting adjustment, US total net sales were up 11%.

Pharmaceutical sales by therapeutic area

First quarter (unaudited)

	Q1 2006	Q1 2005	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	939	845	11
Lotrel	295	231	28
Lescol	178	172	3
Other	41	31	32
Total strategic franchise products	1 453	1 279	14
Mature products	161	188	-14
Total Cardiovascular products	1 614	1 467	10

Oncology
Strategic franchise products
Gleevec/Glivec	559	496	13
Zometa	319	296	8
Sandostatin (group)	216	221	-2
Femara	152	118	29
Other	82	71	15
Total Oncology products	1 328	1 202	10

Neuroscience
Strategic franchise products
Trileptal	166	152	9
Exelon	116	117	-1
Tegretol	94	97	-3
Other	209	172	22
Total strategic franchise products	585	538	9
Mature products	108	129	-16
Total Neuroscience products	693	667	4

Respiratory & Dermatology
Strategic franchise products
Lamisil	200	249	-20
Foradil	87	92	-5
Elidel	48	106	-55
Other	22	14	57
Total strategic franchise products	357	461	-23
Mature products	33	49	-33
Total Respiratory & Dermatology products	390	510	-24

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	109	80	36
Other	26	11	136
Total strategic franchise products	135	91	48
Mature products	367	373	-2
Total ABGU products	502	464	8

Infectious Diseases, Transplantation & Inmunology (IDTI)
Neoral/Sandimmun	214	226	-5
Other	66	33	100
Total strategic franchise products	280	259	8
Mature products	56	62	-10
Total IDTI products	336	321	5

Ophthalmics
Visudyne	107	124	-14
Other	82	96	-15
Total Ophthalmics products	189	220	-14

Total strategic franchise products	4 327	4 050	7
Total mature products	725	801	-9
Prior-years’ US sales rebate accounting adjustment		-62
Total Division net sales	5 052	4 789	5

Net sales by region (unaudited)

First quarter

	Q1 2006	Q1 2005	% change		Q1 2006	Q1 2005

	USD m	USD m	USD	Local currencies	% of total	% of total

Pharmaceuticals
US(1)	2 094	1 822	15	15	41	38
Rest of world	2 958	2 967	0	6	59	62
Total	5 052	4 789	5	9	100	100

Sandoz
US	371	251	48	49	26	31
Rest of world	1 060	552	92	105	74	69
Total	1 431	803	78	88	100	100

Consumer Health
US	872	744	17	17	48	43
Rest of world	946	1 005	-6	0	52	57
Total	1 818	1 749	4	7	100	100

Group
US	3 337	2 817	18	18	40	38
Rest of world	4 964	4 524	10	16	60	62
Total	8 301	7 341	13	17	100	100

(1) Excluding the 2005 prior-years’ US sales rebate accounting adjustment, US total net sales were up 11%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: April 27, 2006	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting